                                                                  EXHIBIT 12-(1)

                           SONAT INC. AND SUBSIDIARIES

                        Computation of Ratios of Earnings
                   from Continuing Operations to Fixed Charges
                              Total Enterprise (a)



                                               Six Months Ended
                                                   June 30,                                   Years Ended December 31,
                                               -----------------      --------------------------------------------------------

                                               1998       1997        1997        1996        1995         1994          1993
                                               ----       ----        ----        ----        ----         ----          ----

                                                                                         (In Thousands)

Earnings from Continuing Operations:
    Income (loss) before income taxes       $(345,026)  $ 129,222   $ 122,849   $ 351,302   $ 300,373   $ 144,423     $ 354,325
Fixed charges (see computation below)          95,830      81,039     168,981     162,291     174,634     133,902       130,670
    Less allowance for interest capitalized    (2,872)     (3,867)     (7,447)     (7,642)     (8,072)     (7,736)       (4,329)
                                            ---------   ---------   ---------   ---------   ---------   ---------     ---------
Total Earnings Available for Fixed Charges  $(252,068)  $ 206,394   $ 284,383   $ 505,951   $ 466,935   $ 270,589     $ 480,666
                                            ---------   ---------   ---------   ---------   ---------   ---------     ---------
                                            ---------   ---------   ---------   ---------   ---------   ---------     ---------


Fixed Charges:
    Interest expense before deducting
       interest capitalized                 $  91,531   $  77,062   $ 160,829   $ 154,769   $ 167,068   $ 126,193     $ 123,619
    Rentals(b)                                  4,299       3,977       8,152       7,522       7,566       7,709         7,051
                                            ---------   ---------   ---------   ---------   ---------   ---------     ---------
                                            $  95,830   $  81,039   $ 168,981   $ 162,291   $ 174,634   $ 133,902     $ 130,670
                                            ---------   ---------   ---------   ---------   ---------   ---------     ---------
                                            ---------   ---------   ---------   ---------   ---------   ---------     ---------


Ratio of Earnings to Fixed Charges                 (c)        2.5         1.7         3.1         2.7         2.0           3.7
                                            ---------   ---------   ---------   ---------   ---------   ---------     ---------
                                            ---------   ---------   ---------   ---------   ---------   ---------     ---------


----------------

(a) Amounts include the Company's portion of the captions as they relate to persons accounted for by the equity method.

(b) These amounts represent 1/3 of rentals which approximate the interest factor applicable to such rentals of the Company and its subsidiaries and continuing unconsolidated affiliates.

(c) Earnings from continuing operations for the six months ended June 30, 1998 reflect a second quarter restructuring charge for the impairment of certain oil and gas properties and other restructuring expenses primarily associated with a reduction in work force. Earnings for the second quarter were reduced $444.8 million pretax and $289.1 million after tax as a result of the restructuring and impairment charges. Because of these charges, earnings were inadequate to cover fixed charges of $95.8 million for the six months ended June 30, 1998. The coverage deficiency was $347.9 million for the six month period.